Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

April 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re: Legg Mason Partners Variable Equity Trust, a Maryland statutory trust (the "Registrant")

(filing relates to (i) Legg Mason/QS Aggressive Model Portfolio, (ii) Legg Mason/QS Moderately Aggressive Model Portfolio, (iii) Legg Mason/QS Moderate Model Portfolio, (iv) Legg Mason/QS Moderately Conservative Model Portfolio and (v) Legg Mason/QS Conservative Model Portfolio (the “Funds”))

(File Nos. 333-91278 and 811-21128)

Ladies and Gentlemen:

This letter is filed in response to comments received on February 27, 2020 from Ms. Elisabeth Bentzinger of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Post-Effective Amendment No. 108 to the Registrant’s registration statement on Form N-1A relating to the Fund, as filed with the Commission on January 15, 2020.  A summary of the comments received from Ms. Bentzinger and the Registrant’s responses on behalf of the Fund are set forth below.  Ms. Bentzinger noted that the comments apply to each Fund to the extent applicable.

Prospectus

1.Comment (page 3):  Please rewrite the last sentence of Footnote 3 to the Fee Table to clarify that any recoupment will not cause the total annual fund offering expenses, after taking the recoupment into account, to exceed the applicable limits described in the footnote.

Response:   The Registrant will add the phrase “after taking the recapture into account” to the last sentence of Footnote 3.

2.Comment (page 3):  Please delete Footnote 4 to the Fee Table, as it is neither required nor permitted by Form N-1A.

Response:  The Registrant will remove Footnote 4.

3.Comment (page 4):  Please add the following to the second sentence of the “Example” section: “and does not reflect variable annuity and variable life contract charges.”

Response:  The Registrant will make the requested revision.

4.Comment (page 4):  Please remove the language relating to taxable accounts from the second sentence of the “Portfolio turnover” section, as is not relevant to these Funds.

Response:  The Registrant will make the requested revision.

5.Comment (page 8):  For each Fund, please supplementally identify the broad-based securities index that the Fund intends to use when reporting its performance.  Please note that a broad-based securities index is one that provides investors with a performance indicator of the overall stock or bond markets.

Response:  The Registrant supplementally advises the Staff that the Funds intend to use the broad-based securities indexes listed below when reporting performance:

Fund	Broad-Based Securities Index
Legg Mason/QS Aggressive Model Portfolio	Russell 3000 Index
Legg Mason/QS Moderately Aggressive Model Portfolio	Russell 3000 Index
Legg Mason/QS Moderate Model Portfolio	Russell 3000 Index
Legg Mason/QS Moderately Conservative Model Portfolio	Bloomberg Barclays U.S. Aggregate Index
Legg Mason/QS Conservative Model Portfolio	Bloomberg Barclays U.S. Aggregate Index

6.Comment (page 4):  The second sentence of the fourth paragraph of the “Principal investment strategies” section refers to derivative transactions.  The derivatives strategy is very general.  Please consider the Staff’s observations in the Barry Miller letter to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”) regarding having risk disclosure that is not too generic or standardized and describes actual derivative instruments and associated risks.

Response:  The Registrant has reviewed the Derivatives Disclosure Letter and has considered the Staff’s observations regarding the generic or standardized disclosure regarding derivatives.  As described in the Registration Statement, the Funds intend to invest in a number of underlying funds.  The Registrant believes it is important to provide investors with disclosure concerning the types of investment strategies that the Registrant understands may be employed by the underlying funds and the risks associated with such investment strategies.  Given the nature of the Funds’ fund of funds investment strategy, the Registrant believes that the disclosure concerning derivatives in the “Principal investment strategies” section of the Prospectus is consistent with the views set forth in the Derivatives Disclosure Letter and with the requirements of Form N-1A.

The Registrant expects that most of the underlying funds will not be affiliated with the Funds’ manager.  Accordingly, the Funds’ manager will not determine the investment strategies employed by the underlying funds or the extent to which they will invest in any particular type of security.  The Registrant will revise the disclosure in the “Principal investment strategies” section to clarify this point.

7.Comment (page 4):  In light of the reference in the “Principal investment strategies” section to preferred stock, please consider adding risk disclosure in the Summary section and Item 9 regarding investments in preferred stocks (for example, that dividends are not guaranteed and that preferred stocks may be callable).

Response:  In response to the Staff’s request, the Registrant will add disclosure regarding risks of investing in preferred stock in the Item 9 disclosure.  However, after consideration, the Registrant has determined not to add related risk disclosure in the Item 4 disclosure.  Although preferred stock is mentioned in the “Principal investment strategies” section as an example of an investment that might be made by an underlying fund with a principal investment strategy of investing in equity securities, the Registrant does not expect that the underlying funds will have a principal investment strategy specifically focusing on preferred stock.

8.Comment (page 4):  In light of the reference in the “Principal investment strategies” section to securities convertible into common stock, if an underlying fund intends to invest in contingent convertible securities please explain supplementally the extent to which it may do so.

Response: Please see the response to Comment 6 above.  As the Funds’ manager will not determine the investment strategies employed by the underlying funds, the Registrant is unable to describe with any meaningful precision the extent to which the potential underlying funds may invest in any particular type of security, but has instead included disclosure regarding the types of investment strategies and securities it understands the underlying funds may employ.

9.Comment (page 4):  In light of the reference in the “Principal investment strategies” section to the underlying funds’ ability to invest in fixed income securities having a range of maturities, if the funds use particular criteria to determine the duration of underlying investments, please include that in the disclosure.

Response:  Please see the responses to Comments 6 and 8 above.  The Registrant will revise the disclosure to note that the underlying funds may invest in fixed income securities of any duration.

10.Comment (pages 5-7):  In the “Principal risks” section, please re-order the risks to prioritize those that are most likely to affect the Funds’ net asset value, yield and total return, rather than listing them in alphabetical order.

Response:  The Registrant will re-order the risks in the “Principal risks” section in response to the Staff’s request.

11.Comment (pages 5-7):  Please consider disclosing as a principal the risks associated with investing in a new fund (e.g., potentially higher expenses, the possibility that the fund may not grow to an economically viable size, the possibility of ceasing operations).

Response:  In response to the Staff’s request, the Registrant will add disclosure regarding risks of investing in a new fund.

12.Comment (pages 5-7):  Please add “non-diversification risk” as a principal risk.

Response:  The Registrant respectfully advises the Staff that disclosure regarding “non-diversification risk” is already included for each Fund.

13.Comment (page 5-7):  Please disclose any principal risks and related strategies associated with investments in sub-prime mortgages and, if sub-prime mortgages present a principal risk, please also disclose that liquidity of those investments could change dramatically from time to time.

Response:  The Registrant supplementally advises the Staff that it does not expect that investments in sub-prime mortgages will be a principal investment strategy of any of the underlying funds in which the Funds invest.  Nonetheless, the Registrant will add a discussion of risks relating to mortgage-backed and asset-backed securities and will expand the discussion of liquidity risk to address liquidity considerations applicable to privately-issued and non-investment grade mortgage-backed securities.

14.Comment (pages 10 and 17):  In the second bullet point in the Expense example for each of Legg Mason/QS Moderately Aggressive Model Portfolio and Legg Mason/QS Moderate Model Portfolio, please remove the parenthetical phrase referring to any applicable fee waiver or expense reimbursement.

Response:  The Registrant notes that, for each of Legg Mason/QS Moderately Aggressive Model Portfolio and Legg Mason/QS Moderate Model Portfolio the Funds’ manager has agreed to waive fees and/or reimburse operating expenses so that total annual operating expenses of Class I and Class II shares will not exceed the limit disclosed in the section of the Funds’ prospectus titled “More on fund management – Expense limitation.”  Accordingly, the Registrant believes that it is appropriate and will be helpful to shareholders to retain the above-referenced parenthetical phrase in the Expense example for each Fund.

15.Comment (page 41):  Most of the items described in the section titled “More on the investments of the underlying funds” are not referenced in the discussion of the Funds’ principal investment strategies.  To the extent applicable, please clarify those types of investments that are not among the Funds’ principal investment strategies.

Response:  The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Registrant has taken a layered approach to its disclosure of investment strategies that it believes is consistent with the requirements of Form N‑1A. The Fund’s principal investment strategies are identified under the heading “Principal investment strategies” in Item 4, while more information on such investment strategies and the types of investments the Funds may utilize in implementing them is provided in the section titled “More on fund’s investment strategies, investments and risks” in Item 9. While certain investment strategies discussed in Item 9 are not specifically named in Item 4, the discussion in Item 9 provides greater detail on the principal strategies addressed in Item 4. For example, while “Exchange-traded notes” is only listed under Item 9, it is not a non-principal strategy but rather part of an expanded description of the principal strategy of investing in fixed-income securities of all types that is described under Item 4. The Fund does not believe that dividing this section into additional subsections is required or that it would be of material benefit to investors.

16.Comment (page 42):  Noting that the Funds intend to operate as funds of funds, please explain supplementally any limitations on the extent to which underlying funds may invest in exchange-traded funds to address applicable restrictions under Section 12(d) of the Investment Company Act of 1940 Act, as amended (the “Act”).

Response:  The Registrant supplementally advises the Staff that the Funds intend to rely on an exemptive order granted by the Commission to the Registrant (Release No. 29225, April 21, 2010) (the “Exemptive Order”), which includes the following condition:

No [Underlying Fund] will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such [Underlying Fund]: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1)(A) of the Act; or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such [Underlying Fund] to: (i) acquire securities of one or more affiliated investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

Under the Exemptive Order, prior to a Fund’s investing in shares of an underlying fund in excess of the limits contained in section 12(d)(1)(A) of the Act, the Fund and the underlying fund must enter into a participation agreement stating, among other things, that the board of the underlying fund and its investment adviser understand the terms and conditions of the Exemptive Order and agree to fulfill their responsibilities thereunder.

17.Comment (page 42):  Please advise supplementally whether it is expected that mortgage-backed and asset-backed securities will comprise over 15% of a Fund’s investments.

Response:  The Registrant supplementally advises the Staff that it does not expect that investments in mortgage-backed and asset-backed securities will comprise over 15% of a Fund’s assets.

18.Comment (page 43):  In the paragraph labeled “Defensive investing,” please disclose that taking a defensive investment position means that a Fund may not achieve its investment objective.

Response:   The Registrant respectfully notes that a statement disclosing that a Fund will be less likely to achieve its investment objective is contained in the risk disclosure titled “Cash management and defensive investing risk.”

19.Comment (page 45):  In the paragraph on “Portfolio turnover” under the section titled “More on the funds’ investment strategies, investments and risks,” please add disclosure as to how trading costs associated with portfolio turnover may affect the Funds’ performance.

Response:  The Registrant respectfully notes that a statement disclosing that increased transaction costs from frequent trading could detract from a Fund’s performance is contained in the risk disclosure titled “Portfolio turnover risk.”

20.Comment (page 45):  If “Other investments” does not describe a principal investment strategy of the Funds, please make that clear or move the disclosure to the Statement of Additional Information.

Response:  In response to the Staff’s comment, the Registrant will change the heading of the section titled “Other investments” to “Additional information” to make more clear that the purpose of that section is to provide additional information about the manner in which the Funds may invest, rather than to describe a principal investment strategy of the Funds.

21.Comment (pages 46-53):  The risk disclosure in the section titled “More on the funds’ investment strategies, investments and risks” contains several risks that are not discussed in the summary portion of the prospectus.  Please clearly identify in the prospectus those risks that are not principal risks or move the disclosure relating to those risks to the Statement of Additional Information.

Response:  The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. In the same manner described in the response to Comment 16 above, the Registrant has taken a layered approach to its disclosure of principal risks that it believes is consistent with the requirements of Form N‑1A. The Fund’s principal risks are identified under the heading “Principal risks” in Item 4, while more information on such risks is provided in the section titled “More on fund’s investment strategies, investments and risks” in

Item 9. While certain risks discussed in Item 9 are not specifically named in Item 4, the discussion in Item 9 provides greater detail on the principal risks addressed in Item 4. For example, while “Sovereign debt risk” is only listed under Item 9, it is not a non-principal risk but rather part of an expanded description of the principal risk of investing in fixed-income securities that is described under Item 4. The Fund does not believe that dividing this section into additional subsections is required or that it would be of material benefit to investors.

Statement of Additional Information

22.Comment (page 4):  In the narrative regarding the Funds’ fundamental policy relating to concentration, please disclose that the Funds will consider the investments of the underlying funds for purposes of complying with the policy.

Response:  The Registrant respectfully submits that no revisions are required.  The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with all applicable legal requirements.  Nonetheless, the Registrant supplementally advises the Staff that a Fund will not invest in underlying funds with the intention of indirectly concentrating its investments in a particular industry and that each Fund’s subadviser will consider the concentration policy of any underlying fund in which the Fund invests.

23.Comment (page 14):  On page 14 of the SAI, the second paragraph under the section titled “Cover” provides examples for how a Fund may segregate assets to cover its obligations if it writes a physically settled put option and if it writes a cash settled put option.  The Staff believes that the Fund would be required to segregate the same amount (i.e., the exercise price less any margin on deposit) whether the option is physically settled or cash settled.

Response: The Registrant respectfully submits that the referenced statement that a Fund may segregate assets equal to the amount the option is in the money with respect to a short put option position disclosure is accurate and that no change to the disclosure is required. When the Fund is a seller, or “writer,” of a put option, it has the obligation to buy from the holder the underlying asset if the holder exercises the option. If a put option that the Fund has written is “in the money,” the Fund would have to purchase the underlying asset at the exercise price in the case of a physically-settled put option. However, a cash-settled option does not require the actual physical delivery of the underlying asset or security. The payout for a standard cash-settled written call option is either equal to zero (if the price of the underlying asset at maturity is less than or equal to the strike price) or equal to the difference between the value of the underlying asset and the strike price (if the price of the underlying asset at maturity is greater than the strike price). Upon settlement of a cash-settled option that is “in the money,” the Fund’s obligation under the terms of the option would be to deliver an amount in cash equal to the difference between the exercise price of the option and the current market price of the underlying security. Because the Fund would not be obligated to pay the full exercise price (less any margin) upon the exercise of a cash-settled put option, the Registrant believes it should not be required to maintain segregated assets representing the full exercise price. The Staff has acknowledged general industry practices with respect to cash-settled derivatives most recently in its Proposed Rule relating to the use of derivatives (Release No. IC-33704). The Registrant understands that the Commission has proposed new Rule 18f-4 that, if adopted in its current form, would substantially change current practices with respect to risk management for derivatives transactions. At this time, however, the Registrant does not believe it is necessary to change its coverage practices with respect to written cash-settled options.

24.Comment (page 33):  Please explain supplementally why the expected discontinuation of LIBOR is not a principal risk for the Funds, given the expected principal investment in fixed income securities.

Response: In response to the Staff’s request, the Registrant will add disclosure regarding the expected discontinuation of LIBOR as a principal risk for the Funds.

Part C

25.Comment:  Please file a legal opinion relating to the issuance of shares of each Fund.

Response:  The Registrant advises the Staff that it intends to file such a legal opinion as an exhibit to the Registration Statement.

26.Comment:  Please file finalized versions of agreements for which “form of” versions were previously filed.

Response:  The Registrant advises the Staff that it intends to file such agreements in final form as exhibits to the Registration Statement

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz